Exhibit 12.02

SOUTH CAROLINA ELECTRIC & GAS COMPANY

CALCULATION OF RATIOS

FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars in Millions)

CALCULATION OF BOND RATIO:

Net earnings(1)		$907.8
Divide by annualized interest charges on:
Bonds outstanding under SCE&G’s bond indenture dated April 1, 1993	$169.2
Total annualized interest charges	169.2
Bond Ratio		5.37

(1)         As defined in the Mortgage.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES:

	Years Ended December 31,
Dollars in Millions	2011	2010	2009	2008	2007
Fixed Charges as defined:
Interest on long-term debt	$207.8	$192.4	$181.4	$166.6	$149.8
Amortization of debt premium, discount and expense (net)	3.9	4.0	3.8	3.6	3.6
Interest component on rentals	3.6	3.1	5.5	4.2	5.3
Total Fixed Charges(A)	$215.3	$199.5	$190.7	$174.4	$158.7
Earnings as defined:
Pretax income from continuing operations	$456.5	$433.6	$427.8	$440.1	$361.4
Total fixed charges	215.3	199.5	190.7	174.4	158.7
Pre-tax equity in (earnings) losses of investees	2.3	2.1	0.5	(3.0)	19.5
Total Earnings (B)	$674.1	$635.2	$619.0	$611.5	$539.6
Ratio of Earnings to Fixed Charges (B/A)	3.13	3.18	3.25	3.51	3.40